Exhibit 8.1
[Form of Jones Day Tax Opinion]
               , 2007
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
Ladies and Gentlemen:
     Pursuant to the Amended and Restated Spin-Off Agreement (the “Spin-Off Agreement”), dated as of April 25, 2007, by and among NACCO Industries, Inc., a Delaware corporation (“Parent”), Housewares Holding Company, a Delaware corporation and wholly owned subsidiary of Parent (“Housewares”), Hamilton Beach, Inc., a Delaware corporation and a wholly owned subsidiary of Housewares (“Hamilton Beach”) and Hamilton Beach/Proctor-Silex, Inc., a Delaware corporation and wholly owned subsidiary of Hamilton Beach, Housewares will make a distribution to Parent of all of the outstanding shares of stock of Hamilton Beach and, immediately thereafter, Parent will make a distribution to its stockholders of all of the outstanding shares of stock of Hamilton Beach (the two distributions collectively, the “Spin-Off”).
     For purposes of rendering this opinion, we have reviewed and are relying upon the Spin-Off Agreement, the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) and such other documents, records and instruments that we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed that (i) the Spin-Off will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Spin-Off Agreement, none of which will be waived and (ii) the factual statements concerning the Spin-Off and the representations set forth in the Spin-Off Agreement and the Registration Statement are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the date of the Spin-Off. If any of the foregoing assumptions are untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.
     Our opinion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations issued thereunder, Internal Revenue Service pronouncements, and judicial decisions, all as in effect on the date hereof. These authorities are subject to change, which could be retroactive, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below. An opinion of counsel is not binding on the Internal

          , 2007

Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusions set forth below.
     Based upon and subject to the foregoing, we are of the opinion that the description set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement correctly describes, as of the date hereof, the material U.S. federal income tax consequences of the Spin-Off to Hamilton Beach, Parent and Parent’s stockholders.
     We express no opinion as to any laws other than the federal income tax laws of the United States of America, and do not express any opinion, either implicitly or otherwise, on any issue not expressly addressed above.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.
Sincerely yours,